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SEC 13010008 ISSION

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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52876

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOWLING HALES SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 PARK AVENUE STE 2050
(No. and Street)

NEW YORK (City) NY (State) 10177 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AMY LEE 415-464-2204
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ATTI & COMPANY, CPA's PLLC
(Name – *if individual, state last, first, middle name*)

1454 ROUTE 22, SUITE A-104, BREWSTER, NY 10509
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Em
3/9/13

OATH OR AFFIRMATION

I, JOHN KRASKA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOWLING HALES SECURITIES, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

ADAM WAITE
Notary Public, State of New York
No. 02WA6257235
Qualified in New York County
Commission Expires March 12, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATTI & COMPANY, PLLC
Certified Public Accountants

1454 Rt 22, Suite A-104
Milltown Office Park
Brewster, New York 10509
Telephone (845) 279-1640
Fax (845) 279-1665

Board of Directors
Dowling Hales Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation-Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Dowling Hales Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Dowling Hales Securities LLC' compliance with the applicable instructions of the General Assessment Reconciliation -Form SIPC-7. Dowling Hales Securities, LLC' management is responsible for Dowling Hales Securities, LLC' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences; and
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Atti & Company, PLLC

February 15, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Dowling Hales Securities, LLC
250 Park Ave, Ste 2050
New York, NY 10177

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Amy Lee, (415) 464-2204

2. A. General Assessment (item 2e from page 2) $2850

B. Less payment made with SIPC-6 filed (exclude interest) (47)
7/26/12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $2803

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2803

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dowling Hales Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 7th day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 12
and ending December 31, 20 12
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1139974

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1139974

2e. General Assessment @ .0025 $ 2850

(to page 1, line 2.A.)

DOWLING HALES SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2012

With Report of Independent Registered Public Accounting F

ATTI & COMPANY, PLLC
Certified Public Accountants

DOWLING HALES SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2012

With Report of Independent Registered Public Accounting Firm

DOWLING HALES SECURITIES, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
DECEMBER 31, 2012

CONTENTS

ATTI & COMPANY, PLLC
Certified Public Accountants

1454 Rt 22, Suite A-104
Milltown Office Park
Brewster, New York 10509
Telephone (845) 279-1640
Fax (845) 279-1665

Report of Independent Registered Public Accounting Firm

Member and Board of Directors
of Dowling Hales Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Dowling Hales Securities, LLC as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Member and Board of Directors
of Dowling Hales Securities, LLC

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dowling Hales Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Atti & Company, PLLC

January 29, 2013

DOWLING HALES SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets		
Current Assets:		
Cash and cash equivalents	$	1,397,273
Prepaid expenses		2,690
		1,399,963
Other Assets:		
Goodwill		25,210
Total Assets	$	1,425,173
Liabilities and Member's Equity		
Current Liabilities:		
Accrued expenses	$	7,998
Payable to affiliate		527,511
Distribution payable to parent		300,000
		835,509
Member's Equity		589,664
Total Liabilities and Member's Equity	$	1,425,173

The accompanying notes are an integral part of these financial statements.

DOWLING HALES SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2012

Revenues:		
Advisory fees	$	1,138,072
Interest income		1,902
		1,139,974
Expenses:		
Expenses charged by affiliate (Note 4)		681,949
Consultants and other services		19,080
Professional fees		6,126
Regulatory expenses		11,942
Other expenses		11,232
		730,329
Net Income	$	409,645

The accompanying notes are an integral part of these financial statements

DOWLING HALES SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

Balance at beginning of year	$	580,019
Net income		409,645
Distributions to parent company		(400,000)
Balance at end of year	$	589,664

The accompanying notes are an integral part of these financial statements

DOWLING HALES SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

Cash flow from operating activities:		
Net income	$	409,645
Increase in prepaid expenses		(758)
Decrease in accrued expenses		(148)
Net change in payable to affiliate		(4,419)
Non-cash revenue invested in a LLC		(100,000)
Net cash provided by operating activities (net increase in cash)		304,320
Cash and cash equivalents at beginning of year		1,092,953
Cash and cash equivalents at end of year	$	1,397,273

Noncash activities:		
LLC membership units distributed to parent company	$	100,000
Distributions payable to parent company at end of year		300,000
Total distributions to parent company	$	400,000

The accompanying notes are an integral part of these financial statements

1. Organization and Business Activities

Dowling Hales Securities, LLC (the "Company") is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides placement securities services for securities-based transactions, financial advisory services and fairness opinions. The Company is wholly owned by D & H Group, LLC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States.

As a wholly-owned entity, the financial statements of the Company do not necessarily reflect the results of operations or financial condition that would have existed had the Company been an independent entity.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

In the normal course of business, the Company maintains its cash and cash equivalent balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

Fee Income

Advisory fees are recognized as revenue when the services related to the underlying transaction are completed under the terms of the engagement.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2012, the Company had net capital of $ 506,063 in excess of its required net capital of $55,701. The Company's ratio of aggregate indebtedness to net capital was 1.49 to 1 at December 31, 2012.

4. Fee and Services From Affiliate

Dowling & Hales, LLC, a wholly owned subsidiary of D & H Group, LLC, provides professional staff, general and administrative services to the Company. Total charges in 2012 comprised:

Compensation and benefits	$ 627,520
Rent	38,673
Other	15,756
	$ 681,949

5. Income Taxes

The Company is not a taxable entity. Income and deductions are passed through to the member who is liable for the taxes. Accordingly, there is no provision for income taxes in the accompanying financial statements. The Company does file state tax returns, where necessary. Generally, tax authorities can examine all tax returns of the Company for the prior three years. Returns for these years remain subject to examination.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable tax authorities. Management has analyzed the Company's tax positions and has concluded that no liability should be recorded related to uncertain tax positions taken on returns filed for the open years, or expected to be taken in the 2012 tax returns.

6. Subsequent Events

Management has evaluated subsequent events through January 29, 2013 when the Company's 2012 financial statements were available for issuance, and has determined that no additional items require disclosure.

DOWLING HALES SECURITIES, LLC
COMPUTATION OF NET CAPITAL REQUIREMENT UNDER RULE 15c3-1
DECEMBER 31, 2012

Net capital		
Total member's equity	$	589,664
Less non-allowable assets		(27,900)
Net capital	$	561,764
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable and accrued expenses	$	835,509
Total aggregate indebtedness	$	835,509
Computation of basic net capital requirement		
Net capital	$	561,764
Minimum net capital required (greater of $ 5,000 or 6.67% of indebtedness)		(55,701)
Excess net capital	$	506,063
Ratio: Aggregate indebtedness to net capital		1.49 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012

SCHEDULE II

DOWLING HALES SECURITIES, LLC
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.